SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Facet Biotech Corporation

(Exact name of registrant as specified in its charter)

Delaware	26-3070657
(State of incorporation)	(I.R.S. Employer Identification No.)

1500 Seaport Boulevard, Redwood City, California	94063
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights, no par value	The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration file number to which this form relates:                                     (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.  Description of Registrant’s Securities to be Registered.

On September 7, 2009, the Board of Directors (the “Board”) of Facet Biotech Corporation (the “Company”) declared a dividend distribution of one Preferred Stock Purchase Right (each a “Right” and collectively the “Rights”) for each outstanding share of Common Stock, $0.01 par value per share (“Common Stock”), of the Company.  The Company will distribute the Rights as of September 21, 2009 (the “Record Date”), to stockholders of record on that date.  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, $0.01 par value per share (the “Preferred Stock”), of the Company at a price of $50.00 (the “Purchase Price”).  The description and terms of the Rights are set forth in the Rights Agreement dated as of September 7, 2009 (the “Rights Agreement”), between the Company and Mellon Investor Services LLC (the “Rights Agent”).

Until the earlier of the close of business (i) (x) the 10th day following the first date of public announcement by the Company or by a person or group of affiliated or associated persons that the person or group of affiliated or associated persons has become the beneficial owner, without approval of the Board, of securities of the Company representing 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”), subject to certain exceptions for a “Grandfathered Person”, an “Exempt Person” and certain other exceptions as set forth in the Rights Agreement, or (y) such earlier date as a majority of the Board shall become aware of such acquisition of shares of Common Stock (the earlier of (x) or (y), the “Stock Acquisition Date”) (or, if the 10th day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date) or (ii) the 10th business day (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) after the date of commencement by any person (other than an Exempt Person) of, or the first public announcement of the intent of any person (other than an Exempt Person) to commence, a tender or exchange offer upon the successful consummation of which any person would be an Acquiring Person (irrespective of whether any shares are actually purchased pursuant to any such offer) (including any such date which is after the date of the Rights Agreement and prior to the issuance of the Rights; the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to all shares of Common Stock that are issued after the Record Date and prior to the Distribution Date (or earlier redemption or expiration of the Rights), by certificates for the Common Stock registered in the names of the holders of shares of Common Stock and not by separate Rights Certificates.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, shares of Common Stock.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for shares of Common Stock (including, without limitation, certificates issued upon transfer or exchange of shares of Common Stock) after the Record Date, will contain a legend incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of certificates representing shares of Common Stock, with or without the aforesaid legend or the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date (other than any Acquiring Person), and such separate certificates alone will evidence the Rights from and after the Distribution Date.

The Rights are not exercisable until the Distribution Date.  The Rights will expire upon the earlier of (i) September 6, 2010 or (ii) redemption or exchange by the Company.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of shares of Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of Preferred Stock or (iii) upon the distribution to holders of shares of Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).  The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

The shares of Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such other series).  Each share of Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock.  In the event of liquidation, the holders of shares of Preferred Stock will receive a preferred liquidation payment equal to an amount per share equal to 1,000 times the aggregate payment to be distributed per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock.  In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock.  The rights of the holders of shares of Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.  Fractional shares (in integral multiples of one one-thousandth) of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares.  In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of Preferred Stock on the last trading date prior to the date of exercise.  Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event any person becomes an Acquiring Person (a “Flip-In Event”), then upon the first occurrence of such event each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the then-current Purchase Price, in lieu of one one-thousandth of a share of Preferred Stock per outstanding Right, that number of shares of Common Stock having a market value at the time of the transaction equal to the Purchase Price (as adjusted to the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event) divided by one-half the average of the daily closing prices per share of the Common Stock for the 30 consecutive trading days (“Current Market Price”) on the date of such Flip-In Event.  Notwithstanding the foregoing, Rights held by the Acquiring Person or any associate or affiliate thereof or certain transferees will be null and void and no longer be transferable.

The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with this paragraph such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the Current Market Price of a share of Common Stock.  In the event that insufficient shares of Common Stock are available to permit the exercise in full of the Rights in accordance with the foregoing paragraph, the Board shall, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, (A) determine the excess (such excess, the “Spread”) of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with this paragraph (the “Current Value”) over (2) the Purchase Price, and (B) with respect to each Right (other than Rights which have become void pursuant to the foregoing paragraph), make adequate provision to substitute for the shares of Common Stock issuable in accordance with this paragraph upon exercise of the Right and payment of the Purchase Price, (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock, are deemed in good faith by the Board to have substantially the same value as the shares of Common Stock), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock actually issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price); provided, however, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within 30 days following but not including the date of the Flip-In Event, then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread.  Rights are not exercisable following the occurrence of the events set forth in the foregoing paragraph until the expiration of the period during which the Rights may be redeemed as described below.

In the event that following the first occurrence of a Flip-In Event, directly or indirectly, (x) the Company shall consolidate with, or merge with and into, any other person or persons, as the case may be, and the Company shall not be the surviving or continuing person of such consolidation or merger, or (y) any person or persons shall consolidate with, or merge with and into, the Company, and the Company shall be the continuing or surviving person of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or of the Company or cash or any other property, or (z) the Company or one or more of its subsidiaries shall sell, mortgage or otherwise transfer to any other person or any affiliate or associate of such person (other than the Company or one or more of its wholly owned subsidiaries), in one transaction, or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole), then, on the first occurrence of any such event (such transactions are collectively referred to herein as the “Flip-Over Events”), the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right (other than an Acquiring Person, or affiliates or associates thereof) will from and after such date have the right to receive, upon payment of the then-current Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to the Purchase Price divided by one-half the Current Market Price of such common stock.

No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.

At any time until the occurrence of a Flip-In Event, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.  Immediately upon the action of the Board authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.  The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board.

At any time after the occurrence of a Flip-In Event and prior to the earlier of a Flip-Over Event or such time as any person, together with all affiliates and associates, becomes the beneficial owner of more than 50% of the Common Stock outstanding, the Board may, at its option, exchange all or any portion of the outstanding Rights (other than Rights held by any Acquiring Person which have become void) for shares of Common Stock on a pro rata basis, at an exchange ratio of one share of Common Stock or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of preferred stock of the Company having equivalent rights, preferences and privileges) per Right.  Immediately upon the ordering of such exchange and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive shares of Common Stock or Common Stock Equivalents pursuant to the exchange.  In the event there are insufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company shall take all actions necessary to authorize additional shares.  The exchange of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Prior to effecting such exchange, the Board may direct the Company to enter into a trust agreement in such form and with such terms as the Board shall then approve.  If the Board so directs, the Company shall enter into the trust agreement and shall issue to the trust created by such agreement all of the shares of Common Stock issuable pursuant to the exchange, and all stockholders entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends or distributions made thereon after the date on which such shares are deposited in the trust) only from the trust and solely upon compliance with the relevant terms and provisions of the trust agreement.

Until the Rights become nonredeemable, the Company may amend the Rights Agreement in any manner.  After the Rights become nonredeemable, the Company may amend the Rights Agreement to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions, to shorten or lengthen any time period under the Rights Agreement, or to arrange or supplement the provisions hereunder in any manner that the Company may deem necessary or desirable, provided that no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or its affiliates or associates) or cause the

Rights to again be redeemable or the Agreement to again be freely amendable.  Notwithstanding anything contained in the Rights Agreement to the contrary, no supplement or amendment shall be made which decreases the Redemption Price.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends with respect to such Right.

The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade shares of Common Stock.  If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

The Rights have certain anti-takeover effects.  Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Board.  However, the Rights should not interfere with any merger or other business combination approved by the Board.

The form of Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement), is included herewith as Exhibit 1 and incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

A copy of the press release relating to the adoption of the Rights Agreement is furnished as Exhibit 2 hereto, which information contained therein shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Item 2.  Exhibits.

The form of Rights Agreement between the Company and Mellon Investor Services LLC as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement) is included herewith as Exhibit 1 and incorporated herein by reference.  A copy of the press release relating to the adoption of the Rights Agreement is furnished as Exhibit 2 hereto, which information contained therein shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 8, 2009	Facet Biotech Corporation

	By:	/s/ Andrew Guggenhime
Andrew Guggenhime
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1

Form of Rights Agreement between the Company and Mellon Investor Services LLC as Rights Agent (including as Exhibit A the form of Designation, Preferences and Rights of the Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement) (incorporated by reference to Exhibit 4.1 from Company’s Form 8-K filed September 9, 2009).

2	Press release issued by the Company on September 8, 2009 (incorporated by reference to Exhibit 99.1 from the Company’s Form 8-K filed September 8, 2009).